NO ACT

DC
PE
7-21-10

Act: 1934
Section:
Rule: 13E-4F
Public
Availability: 7|26|2010

July 26, 2010

Response of the Office of Chief Counsel
Response of the Office of Mergers and Acquisitions
Division of Corporation Finance





10013124

Re: Computershare Trust Company, N.A.
Incoming letter dated July 21, 2010

Capitalized terms have the same meanings as defined in your letter.

Based on the facts presented and representations made in your letter, the Division will not object if persons who are affiliates of the Appointing Issuers within the meaning of Rule 144(a)(1) under the Securities Act sell Appointing Issuer securities through a CIP, in reliance upon your opinion as counsel that an exemption from the registration requirements of the Securities Act would be available for these transactions. We note in particular that, with the exception of affiliate participation, the CIP otherwise will be structured and administered in accordance with the Bank-Sponsored Investor Services Programs (Sept. 14, 1995) and The Securities Association (Oct. 24, 1997) no-action letters.

We also note your representations that Computershare and the Appointing Issuers have established procedures and controls, similar to those contained in the Harris Corporation (June 30, 1999) no-action letter, to ensure compliance with Securities Act Rule 144 safe harbor conditions and Section 16 of the Exchange Act when any affiliate sells shares through a CIP. You have not asked, and the staff expresses no view, as to the adequacy of these procedures and controls for purposes of either Rule 144 or Section 16 and the rules thereunder.

The Commission hereby grants an exemption from Rule 13e-4(f)(6) under the Exchange Act to permit CIP purchases on behalf of affiliates of Appointing Issuers during the ten business day period after a tender offer by an Appointing Issuer for its own securities. In granting this relief, we note that purchases through a CIP for the account of affiliates will be limited solely to dividend reinvestment.

You have not requested any advice regarding the application of Section 15(a) of the Exchange Act, and, accordingly, the Division of Trading and Markets asked us to inform you that it is not addressing that issue at this time.

These positions are based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. In addition, we direct your attention to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Sections 10(b) and 14(e) of the Exchange Act and Rule 10b-5 thereunder. The participants in these transactions must comply with these and any other applicable provisions of the federal securities laws.

This response expresses the Division's positions on enforcement action only and does not express any legal conclusions on the questions presented.

Sincerely,



Kim McManus
Special Counsel
Division of Corporation Finance

For the Commission,
By the Division of Corporation Finance,
Pursuant to delegated authority,



Michele M. Anderson
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance


U.S. SECURITIES AND EXCHANGE COMMISSION
MCMXXXIV

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2010

Mail Stop 4561

Alan Singer
Morgan, Lewis and Bockius LLP
1701 Market Street
Philadelphia, PA 19103-2921

Re: Computershare Trust Company, N.A.

Dear Mr. Singer:

In regard to your letter of July 21, 2010, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103-2921
Tel: 215.963.5000
Fax: 215.963.5001
www.morganlewis.com

Morgan Lewis
COUNSELORS AT LAW

Alan Singer
215/963-5224
asinger@morganlewis.com

Securities Act of 1933, Section 5
Securities Exchange Act of 1934, Rule 13e-4(f)

July 21, 2010

Thomas Kim, Esquire
Chief Counsel and Associate Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Michele Anderson, Esquire
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Computershare Trust Company, N.A. – No-Action Request in Respect of Section 5 of the Securities Act of 1933 and Rule 13e-4(f)(6) Under the Securities Exchange Act of 1934

Dear Mr. Kim and Ms. Anderson:

We are writing on behalf of Computershare Trust Company, N.A. ("Computershare") to request that the staff of the Securities and Exchange Commission (the "Commission") advise Computershare that it will not recommend that the Commission take enforcement action if Computershare permits affiliates of publicly held issuers or closed-end investment companies to participate in Computershare-sponsored open availability investor services programs relating to the securities of such entities in the manner described below without registration under the Securities Act of 1933, as amended (the "Securities Act"). In addition, we are requesting that the Commission grant an exemption from Rule 13e-4(f)(6) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") to permit purchases to be made through such a program on behalf of an affiliate of such an issuer or closed-end investment company during the ten business day period following a tender offer by the issuer or closed-end investment company for its own securities.

I. Background

Computershare acts as a transfer agent for over 2,700 public corporations and closed-end investment companies in the United States. Computershare is a bank within the meaning of Section 3(a)(6) of the Exchange Act and has been appointed by a number of issuers and closed end investment companies ("Appointing Issuers") to implement and operate open availability investor services programs (each typically referred to as a "Computershare Investment Plan" and referred to below as a "CIP"). With respect to an Appointing Issuer whose securities are subject to a CIP, Computershare is an "agent independent of the issuer" as defined in Rule 100(b) of

Regulation M. Each CIP is structured, marketed and administered in strict compliance with the Bank-Sponsored Investor Services Program (September 14, 1995) (the "Bank OA Plan Letter") and The Securities Transfer Association, Inc. (October 24, 1997) no-action letters.

By its terms, the Bank OA Plan Letter does not permit the participation of "affiliates" (as that term is used in Rule 144(a)(1) under the Securities Act) of an Appointing Issuer whose securities are covered by a bank-sponsored open availability program. Accordingly, under the terms and conditions of a CIP as currently in effect, affiliates of an Appointing Issuer cannot participate in a CIP. However, a few years after the Bank OA Plan Letter was issued, the Commission staff issued the Harris Corporation (June 30, 1999) no-action letter, in which it stated that it would not object if persons who were affiliates of the requesting issuer participated in a bank-sponsored open availability plan based on facts and representations set forth in the letter. Computershare now wishes to permit participation in at least some CIPs by affiliates of an Appointing Issuer and believes that, in some respects, the controls and procedures for affiliate participation set forth in the Harris Corporation letter provide an appropriate framework for such participation. However, in light of the fact that the staff position in Harris Corporation was based on the specific representations and facts presented in that letter, which related to a single issuer, and the presence of some differences in the controls and procedures that Computershare proposes to institute, as well as the fact that the Harris Corporation letter did not address Rule 13e-4(f)(6), Computershare has determined to seek the relief requested in this letter with respect to its CIPs generally.

II. Proposed Affiliate Participation Procedures

Computershare proposes to modify at least some of the CIPs to permit participation by affiliates of Appointing Issuers, in each case subject to institution of the following procedures and controls. Except as described below, these procedures and controls are substantially the same as those addressed in the Harris Corporation letter, and are designed to facilitate compliance by the Appointing Issuers, their affiliates and Computershare with securities law requirements applicable to affiliates' transactions. However, unlike the plan addressed in Harris Corporation, purchases for the account of affiliates will be limited solely to dividend reinvestment; affiliates will not have the ability to make optional purchases of Appointing Issuer securities. For each CIP that permits an affiliate to participate, Computershare will determine with the Appointing Issuer whether to offer to affiliates the ability to sell the Appointing Issuer's securities (if this feature is not offered, transactions for the account of affiliates would be limited to dividend reinvestment). Therefore, certain of the controls and procedures may not be applicable to a CIP that permits affiliate participation but does not offer to affiliates the ability to effect sales. The controls and procedures are as follows:

1. An Appointing Issuer will provide Computershare with a current, periodically updated list of persons whom the Appointing Issuer considers to be affiliates (the "Affiliate List"). Following receipt of the Affiliate List, Computershare will open a special inactive account for each affiliate. At such time as an affiliate initiates activity by transferring shares into his or her CIP account, the account automatically will be coded in the Appointing Issuer's security holder file for the benefit of Computershare, to signify that the account is that of an affiliate. In addition, if a former non-affiliate participating through a CIP account is identified on an Affiliate List, his or her CIP account will be coded to signify that the account is an affiliate account. The same process will be followed in connection with persons who subsequently are identified as affiliates by an Appointing Issuer whenever the Affiliate List is updated.

2. If a CIP permits affiliate sales to be made through the CIP, and an affiliate wishes to make a sale through the affiliate's coded account in the CIP, Computershare will hold the affiliate's sale order until it receives an executed authorization form that will be issued by the Appointing Issuer for sales conforming to the requirements of Rule 144, a copy of the affiliate's executed Rule 144 representation letter, in a form provided by the broker effecting transactions for the CIP, and a Form 144, if required in connection with the proposed sale. Computershare will retain a copy of the documents. Computershare or its broker will provide sales proceeds solely to the affiliate for whose account the Appointing Issuer's securities are sold. Neither Computershare nor its broker will forward any sales proceeds to the Appointing Issuer. Whenever a sale order for an account of an affiliate is not accompanied by the requisite documents, Computershare will inform the affiliate that he or she must confer with the Appointing Issuer and deliver appropriately executed documents.

3. If the CIP does not permit sales to be made through the CIP, or if the affiliate otherwise wishes to effect sales outside of the CIP, the affiliate may request a physical certificate. If the Appointing Issuer's securities are uncertificated, the request would seek a change in the form of book entry from an account within the CIP to the affiliate's own registered stockholder account. In either case, the affiliate would be responsible for effecting any sales of Appointing Issuer securities in compliance with the Securities Act.

4. If a CIP permits affiliate sales to be made through the CIP, Computershare will provide to the Appointing Issuer, no later than 9:00 a.m., Eastern Time on the business day following the day on which a sale transaction through the CIP for the account of an affiliate occurred, information relating to affiliate sales activity through the CIP. Computershare will provide this information directly by telephone or by an electronic communication to the Appointing Issuer, or will send an e-mail to the Appointing Issuer containing a link to a web site address at which the Appointing Issuer can access the information. The information conveyed to the Appointing Issuer, either directly or through the web site, will provide detail on sales activity clearly and prominently. This will enable an Appointing Issuer to review the sale activity of affiliates reflected in the information provided and remind affiliates effecting sale transactions about their obligations under Section 16 of the Exchange Act, including Form 4 reporting obligations, as well as other obligations under the securities laws. The notice also will enable an

Appointing Issuer, if it so chooses, to facilitate compliance with the affiliate's Section 16 reporting obligations through one or more persons designated by the Appointing Issuer, acting on behalf of the affiliate pursuant to a power of attorney. (The provision of this information by the morning of the next business day should not be necessary if the CIP permits only dividend reinvestment transactions by affiliates, because those transactions should be exempt from the Section 16(a) reporting requirements pursuant to Rule 16a-11.)

5. Sale orders processed for affiliates will be handled, like sale orders for other CIP participants, as routine trading transactions executed in the open market. Sale orders for affiliates will be combined with sale orders for other plan participants prior to submission to Computershare's broker for execution. (A CIP also may offer a "market order" sales alternative, which provides a participant the ability to submit a sales request, solely for the account of the participant, that will be placed promptly with Computershare's broker for execution on the trading day the sales request is received. However, the market order alternative will not be authorized for use by affiliates through the CIP.) Each selling affiliate will control his or her own investment decisions, subject to the Appointing Issuer's review and clearance, and neither the Appointing Issuer nor its affiliates will control the timing, price or manner of execution of the CIP sale order.

6. Shares acquired for all purchasers through the CIP, including affiliates, will be obtained in open market transactions and will not be supplied to the CIP or participants in the CIP by the Appointing Issuer or any of the Appointing Issuer's affiliates.

III. Discussion

(a) Securities Act Considerations Relating to Affiliate Participation in a CIP

We believe that, as stated in the Bank OA Plan Letter, programs such as the CIP that meet the terms and conditions described in that letter operate within the criteria respecting appropriately limited issuer involvement in dividend reinvestment and employee stock purchase plans set forth in Employee Stock Purchase Plans, Release No. 33-4790 (July 13, 1965); Interpretation of the Division of Corporation Finance Relating to Dividend Reinvestment and Similar Plans, Release No. 33-5155 (July 22, 1974); and Employee Benefit Plans, Release No. 33-6188 (February 1, 1980), Section III.B.1. Although, in accordance with the proposed controls and procedures, affiliate transactions will require some level of coordination and communication by an Appointing Issuer, its affiliates and Computershare, the additional involvement of the Appointing Issuer is limited to activities designed to facilitate an affiliate's compliance with applicable provisions of the securities laws, including Rule 144 and the reporting requirements under Section 16 of the Exchange Act. These activities certainly do not constitute an Appointing Issuer's solicitation of an offer to buy. Accordingly, the Rule 144 safe harbor, as applicable to securities held by affiliates that are not restricted securities, should be available to affiliates participating in a CIP.

We believe that the controls and procedures described above, as they relate to affiliate sales under a CIP, reduce to a very minimal level the chance that any sale order by an affiliate could be processed through the CIP without conforming to the requirements of Rule 144. In this regard, the controls and procedures will provide an Appointing Issuer and its affiliates with enhanced capacity to monitor securities transaction activity and affiliates' compliance in respect of sales of Appointing Issuer securities. The controls also will provide documentation to Computershare and the broker effecting transactions for the CIP designed to facilitate the reasonable inquiry required in connection with "brokers' transactions" under Rule 144(g).

As noted above, an affiliate's sales order will not be effected until Computershare receives an executed authorization form issued by the Appointing Issuer, an executed Rule 144 letter of representation in a form the broker effecting transactions for the CIP will make available, and an executed Form 144, if applicable. If the required documentation does not accompany an affiliate's sales order, Computershare will not process the order, but instead will advise the affiliate to obtain the requisite documents from or through the Appointing Issuer, complete those documents, and deliver them to Computershare.

In connection with each proposed sale, the Appointing Issuer will be responsible for (i) supplying the affiliate with, or assuring that the affiliate has received, the Rule 144 letter of representation (Computershare will instruct its broker to provide the letter of representation to the Appointing Issuer) and, if applicable, the Form 144 for execution, (ii) reviewing the proposed transaction (including the executed Rule 144 letter of representation and, if applicable, the Form 144) and (iii) issuing an authorization form if the Appointing Issuer reasonably concludes that the sale would conform to the applicable requirements of Rule 144. In turn, Computershare will, incident to submitting a sale order for an affiliate, receive and retain a copy of the executed authorization form and Rule 144 letter of representation, as well as, if applicable, an executed Form 144 that the affiliate files with the Commission and the principal national securities exchange on which the relevant securities are admitted to trading.

The controls and procedures described above are substantially the same as those set forth in the Harris Corporation letter, subject to the following exceptions:

1. Computershare will track affiliate participation by opening a special account for each affiliate identified on the Affiliate List provided by an Appointing Issuer. The special account will convert automatically to a coded CIP account upon initiation of activity by an identified affiliate. In addition, if a former non-affiliate participating through a CIP account is identified on an Affiliate List, his or her CIP account will be coded. In Harris Corporation, the affiliate list was to be monitored by a bank so as to enable newly opened accounts of previously non-participating affiliates to be coded. Computershare believes its process for coding affiliate accounts should be at least as effective as the monitoring process referenced in Harris Corporation.

2. The Form 144 representation letter to be used in connection with affiliate transactions under the CIP will be provided by the broker effecting transactions for the CIP rather than by the Appointing Issuer, as was the case in Harris Corporation. It is customary for brokers to provide these letters, and preparation of the letter by the broker enables the broker to address, in the form and substance it deems appropriate, matters relating to the reasonable inquiry required in connection with "brokers' transactions" under Rule 144(g).

3. Computershare will provide to an Appointing Issuer, no later than the morning of the next business day (by 9:00 a.m., Eastern Time), information regarding sales activity by affiliates. The Harris Corporation letter provided for provision of a report, on a real-time basis, only in connection with purchase activity (as noted above, since purchase activity under a CIP is limited to dividend reinvestment, the provision of purchase information on a "next morning" basis is not necessary). Providing information with regard to sales activity is designed to facilitate compliance with the accelerated filing requirements under Section 16(a) resulting from the enactment of Section 403 of the Sarbanes-Oxley Act of 2002. We do not believe that providing information by the morning of the next business day, rather than on a real time basis, will adversely affect an Appointing Issuer's ability, on a timely basis, to review the sale activity reflected in the information provided and remind affiliates about their relevant filing and other obligations under the securities laws. In essence, the affiliate (or, as is commonly the case, one or more persons designated by the issuer, acting on behalf of the affiliate pursuant to a power of attorney) ordinarily will have two full business days to complete and file the Form 4 after sales activity information is provided to the Appointing Issuer. Moreover, the form in which the sales information is provided to the Appointing Issuer, whether it be a report, broker's confirmation, telephonic communication or other kind of communication, and whether the information is conveyed directly or by an e-mail containing a link to a web site address at which the information is provided, should not be an important consideration, so long as the detail on sales activity is provided in a manner that conveys the sale information clearly and prominently.

Because affiliates of Appointing Issuers will not have the ability to make optional cash purchases through a CIP, controls and procedures relating to such purchases described in the Harris Corporation letter are not applicable.

In our opinion, affiliates of Appointing Issuers and Computershare should be able to rely on the availability of an exemption from registration pursuant to Section 4 of the Securities Act if sales of securities by a CIP are effected for the coded accounts of those affiliates in the manner described above without registration under the Securities Act. As noted above, we also believe that an Appointing Issuer's participation in reviewing and authorizing affiliates' sales transactions, as described in this letter, does not change the character of a CIP or CIP transactions for purposes of the Securities Act.

(b) Rule 13e-4(f)(6) Considerations Relating to Affiliate Purchases

In connection with an issuer tender offer, Rule 13e-4(f)(6) prohibits the issuer and its affiliates from purchasing issuer securities that are the subject of the tender offer for the ten business days following the termination of the tender offer. The Commission, in describing the purpose of the rule, stated:

> This provision is essentially an antimanipulation restriction. A tender offer tends to peg the market price of the security which is the subject of the tender offer at or near the offering price, and the purpose of the prohibition on post-offer purchasing activity is to prevent the issuer from supporting the market at that artificial price after termination of the tender offer.

Tender Offers by Issuers, Release No. 33-6108 (August 16, 1979), Section IV.E.6. (the "Rule 13e-4 Adopting Release"). We do not believe that dividend reinvestment purchases for the account of an affiliate through a CIP raise the concerns to which Rule 13e-4(f)(6) is directed. Neither an Appointing Issuer nor any affiliate of an Appointing Issuer will have direct or indirect control or influence over the timing, price or manner of execution of CIP bids and purchases. Moreover, the limit on purchase transactions through the CIP for the account of an affiliate solely to dividend reinvestment makes it virtually impossible for an affiliate's dividend reinvestment transactions to have the effect of "pegging the market price" of a security subject to an issuer tender offer.

In an analogous context, we note that Rule 14e-5, which prohibits purchases or arrangements to purchase securities subject to a tender offer by, among others, issuers or affiliates from the time of public announcement of the tender offer until its expiration, contains an exception, in Rule 14e-5(b)(2), for: "Purchases or arrangements to purchase by or for a plan that are made by an agent independent of the issuer." Therefore, dividend reinvestment purchases under a CIP for the accounts of affiliates of an Appointing Issuer would be exempt under Rule 14e-5(b)(2). The Commission proposed the exception in recognition of the growth in the variety of employee, security holder and affinity plans, and noted that requiring purchases to be made by an agent independent of the issuer would help assure that purchases do not result in the abuses that Rule 14e-5 was designed to prevent. Regulation of Takeovers and Security Holder Communications, Release No. 33-7607 (November 3, 1998), Section II.E.5.c. Especially in light of the limitation on purchases for the account of an affiliate through a CIP solely to dividend reinvestment transactions, we believe that the exception for plans in Rule 14e-5 is relevant to purchases by the CIP for the account of affiliates, and such purchases should not be subject to Rule 13e-4(f)(6).

We recognize that in footnote 39 of the Rule 13e-4 Adopting Release, the Commission stated that it "does not believe that the short term of the ten-day prohibition presents any significant operational impediment to issuer purchases on behalf of employee plans, particularly in view of the potential for manipulative activity during that period." However, if a CIP were required to comply with the ten day prohibition with respect to purchases for the account of an affiliate through the CIP, Computershare would be subject to operational impediments that would not be encountered by an issuer. In the situation addressed in footnote 39, an issuer controls both the timing of purchases in the issuer tender offer and purchases on behalf of the employee plan. In contrast, while Computershare would effect purchases for a CIP, it has no control over the timing of purchases in an issuer tender offer. As a result, Computershare would have to adopt additional procedures to monitor Appointing Issuer tender offer activity, including extensions of the termination date, and to prevent purchases for the account of an affiliate during the applicable ten day period. This additional effort should not be required of Computershare because an Appointing Issuer cannot purchase its securities through a CIP, and the limitation on purchases for the account of an affiliate through a CIP solely to dividend reinvestment transactions effectively eliminates any meaningful potential for manipulation. In addition, purchases through a CIP will be processed by Computershare, an agent independent of the issuer, and its broker in accordance with terms and conditions of the CIP. Neither an Appointing Issuer nor any affiliate of an Appointing Issuer can control or influence the timing, price or manner of execution of CIP purchases. Under these circumstances, we do not believe the concerns that led the Commission to apply the Rule 13e-4(f)(6) prohibition to issuer purchases under employee plans are applicable to affiliate purchases in the context of a CIP.

Finally, we note that, as has been the case with transactions for the account of non-affiliate participants, purchases through a CIP for the account of an affiliate would be made in ordinary, open market brokerage transactions. They would not have any of the indicia of a tender offer. In this regard, we note that the staff stated in the Bank OA Plan letter that it would not recommend enforcement action to the Commission under Sections 13(e), 14(d) or 14(e) of the Exchange Act if a program is conducted as described in the request for relief. Except for the addition of affiliate participation, which from the standpoint of purchases will be limited solely to dividend reinvestment transactions and will have no bearing on the manner in which CIP purchases are administered, processed or effected, each CIP is structured, marketed and administered in strict compliance with the Bank OA Plan and Securities Transfer Association, Inc. letters.

(c) Regulation M

We are not seeking relief from Regulation M because dividend reinvestment purchases for the account of an affiliate through a CIP would not be subject to Rule 102 of Regulation M. Rule 102(c)(2) of Regulation M states: "Bids for or purchases of any security made or effected by or for a plan shall be deemed to be a purchase by the issuer unless the bid is made, or the purchase is effected, by an agent independent of the issuer." As is the case for all CIP participants, purchase transactions for affiliates will be executed through a broker selected by

Computershare, an agent independent of the issuer as defined in Rule 100 of Regulation M. Therefore, bids for or purchases for the account of an affiliate through a CIP will not be deemed to be bids for or purchases by the Appointing Issuer pursuant to Rule 102(c)(2), and will not be deemed to be bids for or purchases by an affiliate of an Appointing Issuer (including an affiliate who is an "affiliated purchaser," as defined in Regulation M) for purposes of Rule 102.

Accordingly, dividend reinvestment purchases of Appointing Issuer securities may be made through a CIP for the account of affiliates of an Appointing Issuer, as described above, without triggering purchase restrictions under Regulation M for an Appointing Issuer, its affiliates (including affiliates who are affiliated purchasers) or Computershare.

IV. Conclusion

In sum, we believe that the proposed controls and procedures relating to affiliate participation in a CIP do not change the character of Appointing Issuer involvement in a manner that would render inapplicable the criteria articulated by the Commission and the staff for limited issuer involvement in unregistered stock purchase, stock dividend and similar plans. The controls and procedures relating to affiliate participation provide meaningful safeguards designed to insure that affiliate sales will be effected in conformity with the applicable requirements of Rule 144 and will facilitate compliance with Section 16 under the Exchange Act. Moreover, the lack of any Appointing Issuer or affiliate control or influence over the prices, timing or manner of execution of CIP purchases, coupled with limitations on purchases for the account of affiliates under the CIP to dividend reinvestment only, effectively eliminate any meaningful possibility that affiliate purchases could result in the abuses Rule 13e-4(f)(6) is designed to prevent. Therefore, we believe it is appropriate for the staff to conclude that it will not recommend enforcement action if affiliates of Appointing Issuers participate in CIPs without registration under the Securities Act. We also believe it is appropriate for the Commission to grant an exemption from Rule 13e-4(f)(6) under the Exchange Act to permit dividend reinvestment purchases to be made through a CIP for the account of an affiliate of an Appointing Issuer during the ten business day period following a tender offer by the Appointing Issuer for its own securities.

Thank you for your consideration. Please contact me if you require any additional information.

Very truly yours,



Alan Singer

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